

Mailstop 3233

October 2, 2015

<u>Via E-mail</u>
Harold Hofer
Chief Executive Officer
Rich Uncles REIT, Inc.
3080 Bristol Street Suite 550
Costa Mesa, CA 92626

> **Re: Rich Uncles REIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed September 9, 2015**
> **File No. 333-205684**

Dear Mr. Hofer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2015 letter.

General

1. We note your response to comment 2 of our letter. We further note your disclosure indicating that your articles of incorporation do not require you to liquidate your assets and dissolve, or to list your shares for trading, by a specified date. Please revise your disclosure throughout, including in the cover page risk factor, to clarify, if true, that you are not ever required to provide a liquidity event.

2. We note your response to comment 10 of our letter. We further note you were formed in May 2015, and it appears you sold 10,000 shares of common stock to your sponsor in June 2015. We continue to believe you should revise to provide the disclosure required by Item 303 of Regulation S-K, including a discussion of your expenses to date and your cash requirements.

Cover

3.   We note your response to comment 2 of our letter. Please revise your cover to state the date the offering will end. Refer to Item 501 of Regulation S-K.

4.   We note your disclosure on the cover that "it may be difficult to resell your shares unless you sell them back to us pursuant to our share redemption program." Please revise to clarify here and throughout the prospectus that your shares are illiquid and the significant restrictions on your share repurchase program.

Prospectus Summary

How will your sponsor and advisor be compensated or their services?, page 3

5.   We note your response to comment 15 of our letter and your revised disclosure regarding compensation and fees that you pay to your advisor and its affiliates. Please revise your disclosure to present the estimated acquisition fees assuming you utilize your target leverage.

6.   We note your response to comment 17 of our letter and the revised disclosure regarding your advisor's subordinated participation distributions. Please revise here and in the compensation table to more specifically describe this fee and how it will be calculated and paid. In particular, please clarify whether (i) this fee is paid annually, (ii) how NAV is determined, (iii) whether management has any role in calculating or determining NAV and (iv) whether the fee will be paid if distributions are funded from any source other than operating cash flow, such as offering proceeds or financings.

Estimated Use of Proceeds, page 34

7.   We note your response to comment 18 of our letter. We further note that the compensation tables starting on pages 3 and 43 assume a minimum of 5,000,000 shares sold, and that the use of proceeds table on page 34 assumes a minimum offering size of $100,000,000. Please revise your disclosure throughout for consistency and more specifically describe on page 47 how management determined its best estimate for the amounts on the Use of Proceeds table. Additionally, please revise your disclosures throughout to clarify, if true, that your sponsor's investment of $100,000 for 10,000 shares was completed prior to, and is not part of, this offering.

8.   We note your disclosure that your sponsor may pay a fee of up to 0.35% of the price of shares sold in certain states to Fund America Securities, Inc., for distribution services including compliance with state securities dealer registration laws. Please revise your disclosure to clarify whether these fees are included in organization and offering expenses in the table. Additionally, please revise your disclosure to clarify whether you will reimburse your sponsor for these fees.

Management

Executive Officers and Directors, page 36

9.   We note your response to comment 21 of our letter. Please revise your disclosure to clarify the respective terms of office of each of your officers and directors, as well as the dates during which each such person held each of the positions described in his respective biography or advise. Refer to Item 401 of Regulation S-K.

Committees of Our Board of Directors, page 38

10.   We note your response to comment 22 of our letter and your disclosure regarding your newly appointed audit committee. We further note the following statement on page 38: "Our board does not have a separately designated audit committee or other committee that performs similar functions." Please revise your disclosure for consistency.

Item 33. Recent Sales of Unregistered Securities, page II-1

11.   We note your response to comment 12 of our letter. Please revise your disclosure in this section to provide the information required by Item 701 of Regulation S-K with respect to your sale of shares to your sponsor, including the section of the Securities Act or the rule under which exemption from registration was claimed and a brief statement of the facts relied upon to make the exemption available.

Division of Trading and Markets

12.   Please supplementally describe any arrangement between any broker-dealer registered with the Commission, including JRL Capital Corporation, and any of the Executive Officers and Directors of the registrant listed on page 36 of the amended filing, and any entity affiliated with or under common control, management, or ownership with the registrant, including Harold Hofer, Raymond Wirta, Howard Makler, Nexregen, REITbid, and Rich Uncles REIT Operator, LLC. For any such arrangement, please supplementally describe the nature of any compensation payable to the registrant or any of its affiliates or associated persons by JRL Capital Corporation or any of its affiliates, associated persons, or business partners.

13.   Please supplementally identify each natural person and each entity expected to participate in selling the registrant's shares in connection with the offering, and explain whether and how each is associated or affiliated with the registrant. Also, please advise us how each such natural person, if not registered with the Commission as a broker-dealer or a licensed associated person of a registered broker-dealer, intends to meet the conditions of Rule 3a4-1 under the Securities Exchange Act of 1934 (17 CFR 240.3a4-1) or otherwise avoid being required to register with the Commission as a broker-dealer. In addition, please advise us how each such entity, if not registered with the Commission as a broker-

dealer, intends to avoid being required to register with the Commission as a broker-dealer.

14.   We note your disclosure stating, at the bottom of page 93, "Although no selling commissions and fees will be paid by us, our sponsor may pay a fee of up to 0.35% of the purchase price of shares in sold (sic) certain states to Fund America Securities, Inc., for distribution services including compliance with state securities dealer registration laws." Please advise us why you believe the payment of transaction-related compensation to an entity not registered with the Commission as a broker-dealer for the distribution of the Company's shares in multiple states would be permissible under Section 15(a) of the Exchange Act, which generally makes it illegal for an unregistered broker or dealer to make use of the mails or any means or instrumentality of interstate commerce to effect any transactions in, or to induce or attempt to induce the purchase or sale of, any security.

15.   Please supplementally explain each type of payment characterized as a "marketing support fee," "costs related to investor and broker-dealer sales meetings," or "selling commissions and fees" referred to in the explanation of "Organizational and Offering Expenses" on page 4 of the amended Advisory Agreement attached as Exhibit 10.1 to the filing. In your supplemental response, please identify each entity and natural person associated or affiliated with or under common control, management, or ownership with the registrant expected to receive such payments. Also please identify each natural person associated with the registrant expected to participate in investor and broker-dealer sales meetings. In addition, please describe the marketing services expected to be performed for the registrant in connection with the offering by the registrant's President and Chief Marketing Officer Howard Makler, and any compensation he is expected to receive related to the offering.

16.   Paragraph 3 beginning on page 7 of the amended Advisory Agreement states that the Advisor shall "provide the Directors with periodic reports regarding prospective investments in . . . Permitted Investments," "negotiate on behalf of the Company with investment banking firms and broker-dealers or negotiate private sales of Shares and Securities . . ." and potentially prepare reports "concerning the value of investments or contemplated investments of the Company," but that the Advisor shall not act "in such a way so that the Advisor shall be acting as broker-dealer or underwriter . . . ." Paragraph 9 of the amended Advisory Agreement seems to indicate, on page 11, that the Advisor or one or more of its affiliates may receive disposition fees or liquidation fees in connection with the sale of investments other than Properties, including the Company's shares. Please advise us how the Advisor intends to perform its duties and receive compensation as described in the Advisory Agreement without acting as a broker-dealer or underwriter.

With respect to questions regarding comments from the Division of Trading and Markets, please contact Brice Prince at 202-551-5595 in the Division of Trading and Markets. You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Lee Polson, Partner
        Strasburger & Price, LLP